UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Supply Agreement

On May 26, 2025, our subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd (“App-Chem”) entered into a Sale Distribution Agreement (the “Agreement”) with Tianjin Merrill-Youli Trading Co., Ltd. (“ Merrill-Youli”). Under the Agreement, App-Chem grants Merrill-Youli the non-exclusive right to market, distribute and sell all of App-Chem’s Ambroxide products (collectively, the “Products”), in the Asia-Pacific Region. The term of the Agreement is thirty-six (36) months.

App-Chem will be responsible for all research and development, production and quality control such that the Products are compliant with applicable national standards, and provide a Certification of Analysis (COA). App-Chem will also prioritize Product orders to Merrill-Youli.

Pursuant to the Agreement Merrill-Youli has guaranteed aggregate sales of no less than approximately US$18 million over the term.

Any quality claims from Merrill-Youli must be submitted within two (2) months from the date on which they received the Products. App-Chem is not liable for any quality issues arising from improper storage or contamination during unpacking or handling by Merrill-Youli. If any quality discrepancy arises, a re-inspection shall be conducted by a mutually agreed-upon third-party. If the re-inspection confirms non-conformity, App-Chem shall bear all costs incurred.

Products will be transported to such sites as designated by Merrill-Youli, with warehouse charges remaining the sole responsibility of App-Chem. Merrill-Youli will provide App-Chem notice for any specialized packaging and bear any additional costs incurred therefrom. App-Chem will be responsible for transportation insurance.

App-Chem must receive full payment from Merrill-Youli for any Products before they are dispatched.

Either party that terminates the Agreement without justifiable reasons (as defined in the Agreement) or fails to fulfill its obligations under the Agreement shall compensate the other party with a liquidated damages equivalent to 15% of the total Agreement amount. Any lawsuits must be filed in a court located in the People’s Republic of China.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Sales Distribution Agreement with Tianjin Merrill-Youli Trading Co., Ltd.
99.1	Press Release dated June 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer